At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposal:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Advantage Fund, Inc. on behalf of:

                                     For            Against           Abstain
     Strong Advantage Fund     124,531,663.492   11,201,811.359    4,524,803.871

                                Broker non-votes
                                 35,115,567.000